Change in Business Objective

1. Details of change under Article 2. Objectives of the Articles of Incorporation of hanarotelecom incorporated

Before Amendment	After Amendment

1. Provide broadband internet access services	1. Provide services related to the Internet including broadband Internet access services

7. Initiate the future communication industries, new media business and the related thereunder;	7. Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses ;

2. Reason for change : To commence new media businesses including the broadcasting and other broadcasting-related businesses

3. Need for approval of authorities concerned : Not applicable

4. Date of BOD resolution : February 22, 2006

• Outside directors present : 4 out of 5 were present

• Audit Committee members who are not outside directors : none

5. Expected date of Annual General Meeting of Shareholders : March 24, 2006

6. The above-mentioned change was approved by the BOD resolution, which , however, can be changed at the Annual General Meeting of shareholders.